SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                     Advanced Neuromodulation Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00757T101
                                 (CUSIP Number)

                                Douglas C. Floren
          20 Dayton Avenue, Greenwich, Connecticut 06830 (203) 618-1601
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 13, 2002
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


                              (Page 1 of 13 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00757T101                 13D/A                  Page 2 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                189,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                189,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                189,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00757T101                 13D/A                  Page 3 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Advisers, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                189,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                189,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                189,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                OO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00757T101                 13D/A                  Page 4 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Capital, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                           WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                225,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                225,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                225,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00757T101                 13D/A                  Page 5 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Douglas C. Floren
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                30,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                414,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                30,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                414,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                444,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.9%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00757T101                 13D/A                  Page 6 of 13 Pages

Item 1.     Security and Issuer.

     The Schedule 13D (the "Schedule 13D") initially filed on October 12, 1999 by DCF Partners, L.P. ("DCF Partners"), DCF Advisers, L.L.C. ("DCF Advisers"), DCF Capital, L.L.C. ("DCF Capital") and Mr. Douglas C. Floren ("Mr. Floren" and, collectively, the "Reporting Persons"), and amended and restated on April 12, 2000 by the Reporting Persons and Lance Willsey, M.D. ("Amendment No. 1"), relating to the common stock with $.05 par value (the "Common Stock") of Advanced Neuromodulation Systems, Inc. (the "Company"), whose principal executive offices are located at 6501 Windcrest Drive, Plano, Texas 75024, is hereby amended and restated by this Amendment No. 2 to the Schedule 13D.

Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) DCF Partners, a Delaware limited partnership, with respect to the shares of Common Stock directly beneficially owned by it;
         (ii) DCF Advisers, a Delaware limited liability company, with respect to the shares of Common Stock directly beneficially owned by DCF Partners;
        (iii) DCF Capital, a Delaware limited liability company, which serves as investment manager to The DCF Life Sciences Fund Limited ("DCF Life Sciences"), a company organized under the laws of Bermuda, and to a separate managed account (the "Managed Account"); and
         (iv) Mr. Floren with respect to the shares of Common Stock directly beneficially owned by each of DCF Partners, DCF Life Sciences, the Managed Account and Mr. Floren. The number of shares of Common Stock beneficially owned by Mr. Floren reflects shares held in certain trusts and other accounts for the benefit of family members of Mr. Floren. Mr. Floren serves as the trustee of such trusts, and as such may be deemed the beneficial owner of the shares of Common Stock held by such trusts. Mr. Floren has dispositive and voting power over the shares of Common Stock held by such trusts and other accounts.

                     Any disclosures herein with respect to persons other than
              the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of DCF Partners, DCF Advisers and DCF Capital is 20 Dayton Avenue, Greenwich, Connecticut 06830. The business address of Mr. Floren and of Dr. Willsey is 660 Steamboat Road, Greenwich, Connecticut 06830.

     (c) The principal business of DCF Partners is serving as a private investment limited partnership investing primarily in the life sciences industry. The principal business of DCF Advisers is serving as general partner

CUSIP No. 00757T101                 13D/A                  Page 7 of 13 Pages


to DCF Partners. The principal business of DCF Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Floren serves as managing member of DCF Advisers and DCF Capital. Lance Willsey, M.D. formerly served as non-managing member of DCF Advisers and DCF Capital, and is no longer affiliated with the Reporting Persons.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) DCF Partners is a limited partnership organized under the laws of the State of Delaware. DCF Advisers and DCF Capital are limited liability companies organized under the laws of the State of Delaware. Mr. Floren is a United States citizens.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly beneficially owned by DCF Partners, DCF Life Sciences, the Managed Account and Mr. Floren is approximately $1,496,487, $1,964,569, $892,410 and $479,335, respectively. Neither DCF Advisers nor DCF Capital owns directly any shares of Common Stock.

       The shares of Common Stock purchased by DCF Partners, DCF Life Sciences, the Managed Account and Mr. Floren were purchased with working capital.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 00757T101                 13D/A                  Page 8 of 13 Pages

Item 5.     Interest in Securities of the Issuer.

         A. DCF Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 189,000
                         Percentage: 2.1%  The percentages used herein and in
the rest of this Item 5 are calculated based upon the 9,119,957 shares of Common Stock issued and outstanding as of March 12, 2002, as reported in the Company's Form 10-K for the fiscal year ending December 31, 2001.
              (b)(1) Sole power to vote or direct vote: -0-
                 (2) Shared power to vote or direct vote: 189,000
                 (3) Sole power to dispose or direct the disposition: -0-
                 (4) Shared power to dispose or direct the disposition: 189,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by DCF Partners in the Common Stock in the past 60 days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) DCF Advisers, the general partner of DCF Partners, has the power to direct the affairs of DCF Partners, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the Common Stock. Mr. Floren is the Managing Member of DCF Advisers and in that capacity directs its operations.
              (e) Not Applicable.

         B.  DCF Advisers, L.L.C.
              (a) Aggregate number of shares beneficially owned: 189,000
                         Percentage: 2.1%
              (b)(1) Sole power to vote or direct vote: -0-
                 (2) Shared power to vote or direct vote: 189,000
                 (3) Sole power to dispose or direct the disposition: -0-
                 (4) Shared power to dispose or direct the disposition: 189,000
              (c) DCF Advisers did not enter into any transactions in the Common Stock of the Company in the past 60 days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of DCF Partners in the past 60 days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d)  Not applicable.
              (e)  Not applicable.

      C. DCF Capital, L.L.C.
              (a) Aggregate number of shares beneficially owned: 225,000
                         Percentage: 2.5%
              (b)(1) Sole power to vote or direct vote: -0-
                 (2) Shared power to vote or direct vote: 225,000
                 (3) Sole power to dispose or direct the disposition: -0-
                 (4) Shared power to dispose or direct the disposition: 225,000
              (c) DCF Capital did not enter into any transactions in the Common Stock of the Company in the past 60 days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients in the past 60 days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.

CUSIP No. 00757T101                 13D/A                 Page 9 of 13 Pages


              (d) Each of the clients of DCF Capital has the power to direct the receipt of dividends from or the proceeds of sale of the Common Stock.
              (e) Not Applicable.

       D. Douglas C. Floren.
             (a) Aggregate number of shares beneficially owned: 444,000
                                Percentage: 4.9%
             (b)(1)  Sole power to vote or direct vote: 30,000
                (2)  Shared power to vote or direct vote: 414,000
                (3)  Sole power to dispose or direct the disposition: 30,000
                (4)  Shared power to dispose or direct the disposition: 414,000
             (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock by Mr. Floren in the past 60 days, which were all in the open market, are set forth in Schedule C, and are incorporated by reference. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of DCF Partners in the past 60 days, which were all in the open market, are set forth in Schedule A and are incorporated by reference. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of DCF Life Sciences and the Managed Account in the past 60 days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 to Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     None.

CUSIP No. 00757T101                 13D/A                 Page 10 of 13 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 19, 2002

                                    /s/ DOUGLAS C. FLOREN
                                    ----------------------
                                    Douglas C. Floren, individually, and as
                                    managing member of
                                    DCF Advisers, L.L.C.,
                                    general partner of
                                    DCF Partners, L.P.,
                                    and as managing member of
                                    DCF Capital, L.L.C.

CUSIP No. 00757T101                 13D/A                 Page 11 of 13 Pages


                                   Schedule A

                               DCF PARTNERS, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

01/02/02                     (15,000)                  $33.81
01/02/02                     (10,000)                   33.81
01/02/02                     (15,000)                   33.81
01/02/02                      (5,000)                   33.81
01/02/02                     (10,000)                   33.81
01/03/02                      (5,000)                   32.87
01/03/02                     (25,000)                   32.87
01/04/02                     (10,000)                   32.78
03/27/02                      (5,000)                   32.40
03/28/02                      (5,000)                   33.69
04/01/02                        (500)                   33.12
04/01/02                      (5,000)                   33.12
04/01/02                     (11,500)                   33.12
04/01/02                      (3,000)                   33.12
04/01/02                        (500)                   33.12
04/02/02                     (11,100)                   33.12
04/02/02                      (1,000)                   33.12
04/02/02                      (2,500)                   33.12
04/02/02                      (2,000)                   33.12
04/02/02                      (5,000)                   33.12
04/03/02                     (20,000)                   32.13
04/03/02                      (2,900)                   32.13
04/04/02                     (16,500)                   32.83
04/05/02                        (600)                   33.01
04/05/02                      (5,000)                   33.01
04/05/02                      (2,500)                   33.01
04/05/02                      (1,900)                   33.01
04/08/02                      (5,000)                   31.42
04/09/02                      (3,100)                   30.55
04/09/02                     (10,000)                   30.55
04/09/02                      (7,400)                   30.55
04/10/02                      (4,000)                   29.94
04/11/02                        (600)                   29.55
04/11/02                      (4,400)                   29.55
04/12/02                      (3,600)                   30.24
04/12/02                      (1,400)                   30.24
04/16/02                      (6,200)                   29.65
04/17/02                      (7,000)                   29.00

CUSIP No. 00757T101                 13D/A                 Page 12 of 13 Pages


                                   Schedule B

                     DCF CAPITAL, L.L.C. - MANAGED ACCOUNTS

                                                         Price Per Share
Date of                             Number of Shares     (including
Transaction   Client                Purchased/(Sold)     commissions, if any)

03/13/02      DCF Life Sciences      (5,000)              $28.47
03/13/02      DCF Life Sciences      (5,000)              $28.47
03/13/02      DCF Life Sciences      (5,000)              $28.47
03/13/02      DCF Life Sciences      (5,000)              $28.47
03/13/02      DCF Life Sciences      (5,000)              $28.47
03/13/02      DCF Life Sciences      (5,000)              $28.47
03/13/02      DCF Life Sciences      (3,000)              $28.47
03/13/02      DCF Life Sciences      (1,900)              $28.47
03/13/02      DCF Life Sciences      (6,000)              $28.47
03/13/02      DCF Life Sciences      (5,000)              $28.47
03/13/02      DCF Life Sciences      (4,100)              $28.47
03/22/02      the Managed Account    (5,000)              $32.65
04/04/02      the Managed Account    (2,500)              $32.83
04/04/02      the Managed Account    (2,500)              $32.83
04/10/02      the Managed Account    (8,000)              $29.94
04/10/02      the Managed Account    (2,000)              $29.94
04/11/02      DCF Life Sciences      (5,000)              $29.55
04/11/02      DCF Life Sciences      (5,000)              $29.55
04/12/02      DCF Life Sciences      (5,000)              $30.24
04/12/02      the Managed Account    (5,000)              $30.24
04/15/02      DCF Life Sciences      (5,000)              $30.78
04/17/02      DCF Life Sciences      (5,000)              $29.00

CUSIP No. 00757T101                 13D/A                 Page 13 of 13 Pages


                                   Schedule C

                                DOUGLAS C. FLOREN

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

04/04/02                        (500)                   $32.83
04/04/02                      (1,500)                   $32.83
04/04/02                        (500)                   $32.83
04/04/02                        (500)                   $32.83
04/04/02                        (500)                   $32.83
04/04/02                        (500)                   $32.83
04/04/02                      (3,000)                   $32.83